Exhibit 2

NEW GOLD INC.

(formerly DRC Resources Corporation)

(an Exploration Stage Company)

RESTATED FINANCIAL STATEMENTS

December 31, 2005

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of New Gold Inc.

We have audited the balance sheets of New Gold Inc. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

Our previous report in respect to these financial statements, dated March 15, 2006, was withdrawn on November 6, 2006; the financial statements have now been restated to reflect the changes described in note 18 to these financial statements.

The financial statements as at and for the year ended December 31, 2003 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report to the shareholders dated February 20, 2004.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 15, 2006, except as to Note 18 which is as at November 14, 2006

BEAUCHAMP & COMPANY

CHARTERED ACCOUNTANTS

#205 – 788 BEATTY STREET

VANCOUVER, B.C. V6B 2M1

PHONE: 604-688-2850

FAX: 604-688-2777

AUDITORS’ REPORT

To the Shareholders of

DRC Resources Corporation

We have audited the consolidated balance sheets of DRC Resources Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the result of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended December 31, 2003 and the assets and shareholders’ equity as at December 31, 2003 to the extent summarized in note 16 to the consolidated financial statements.

Vancouver, B.C.	“BEAUCHAMP & COMPANY”
February 20, 2004	Chartered Accountants

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

BALANCE SHEETS

As at December 31, 2005 and 2004

(Canadian dollars)

	2005 Restated (Note 18)	(Note 15) 2004 Restated (Note 18)
ASSETS
Current assets
Cash and cash equivalents	$18,178,820	$25,029,585
Accrued interest receivable	19,763	71,912
Amounts receivable	305,810	170,636
Prepaid expenses	107,686	81,442

	18,612,079	25,353,575

Mineral Properties – Schedule (Note 3)	42,440,604	24,217,516
Property and Equipment (Note 4)	578,499	508,138

	$61,631,182	$50,079,229

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,767,475	$1,164,350
Current portion of capital lease payable (Note 5)	30,228	22,671

	3,797,703	1,187,021

Capital lease payable (Note 5)	—	30,228
Future income taxes (Note 6)	7,346,588	7,373,644

	11,144,291	8,590,893

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	54,752,468	43,754,361
Contributed surplus (Note 10)	1,727,584	868,190
Deficit	(5,993,161)	(3,134,215)

	50,486,891	41,488,336

	$61,631,182	$50,079,229

Commitments and Contingent Liabilities (Note 13)
Subsequent Events (Note 16)

See accompanying notes.

APPROVED BY THE BOARD

“Chris Bradbrook”	“Paul Sweeney”
Chris Bradbrook	Paul Sweeney
Director	Director

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2005, 2004 and 2003

(Canadian dollars)

	2005 Restated (Note 18)	(Note 15) 2004 Restated (Note 18)	(Note 15) 2003 Restated (Note 18)
Income
Interest and other income	$487,893	$560,615	$182,839
Gain on sale of marketable security	—	8,290	—
Gain on sale of investment property	—	32,801	—

	487,893	601,706	182,839

Expenses
Amortization	95,496	40,518	12,536
BC capital tax	—	—	30,945
Consulting and management fees	58,032	270,848	118,155
Foreign exchange	2,950	36,689	74,929
Insurance	157,031	36,794	14,000
Office and miscellaneous	105,808	131,667	83,163
Professional fees	185,805	116,328	109,007
Regulatory and filing fees	98,508	84,088	66,871
Rent	83,967	39,631	22,103
Stock-based compensation (Note 8(a))	811,481	868,190	—
Telephone	19,730	5,114	4,541
Transfer agent	12,583	9,632	9,031
Travel, conferences and promotion	604,638	165,012	53,259
Wages and benefits	1,666,958	—	—
Write-off of mineral property	—	—	1

	3,902,987	1,804,511	598,541

Loss before income taxes	(3,415,094)	(1,202,805)	(415,702)
Income taxes recovery/(expenses) (Note 6)	556,148	—	(40,500)

Loss for the year	(2,858,946)	(1,202,805)	(456,202)

Deficit, beginning of year	(3,134,215)	(1,931,410)	(1,475,208)

Deficit, end of year	$(5,993,161)	$(3,134,215)	$(1,931,410)

Weighted average number of shares outstanding	14,435,573	13,390,604	9,746,722

Loss per share (basic and diluted)	$(0.20)	$(0.09)	$(0.05)

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005, 2004 and 2003

(Canadian dollars)

	2005 Restated (Note 18)	(Note 15) 2004 Restated (Note 18)	(Note 15) 2003 Restated (Note 18)
Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the year	$(2,858,946)	$(1,202,805)	$(456,202)
Items not involving cash:
Amortization	95,496	40,518	12,536
Stock-based compensation	811,481	868,190	—
Gain on sale of marketable security	—	(8,290)	—
Gain on sale of investment property	—	(32,801)	—
Write-off of mineral properties	—	—	1
Future income taxes (Note 6)	(561,148)	—	—

	(2,513,117)	(335,188)	(443,665)
Net change in non-cash working capital items	837,718	777,548	191,095

Cash (used for) provided by operating activities	(1,675,399)	442,360	(252,570)

INVESTING ACTIVITIES
Proceeds on sale of marketable security	—	9,790	—
Proceeds on sale of investment property	—	143,668	—
Payments for mineral properties and exploration costs	(14,910,945)	(2,386,636)	(1,742,663)
Acquisition of property and equipment	(165,857)	(451,644)	—

Cash used for investing activities	(15,076,802)	(2,684,822)	(1,742,663)

FINANCING ACTIVITIES
Payments on capital lease	(22,671)	(15,114)	—
Cash proceeds from shares issued	10,010,000	2,550,000	24,510,000
Share issue costs paid	(85,893)	—	(1,649,750)

Cash provided by financing activities	9,901,436	2,534,886	22,860,250

(Decrease) Increase in cash and cash equivalents	(6,850,765)	292,424	20,865,017

Cash and cash equivalents, beginning of year	25,029,585	24,737,161	3,872,144

Cash and cash equivalents, end of year	$18,178,820	$25,029,585	$24,737,161

Cash and cash equivalents comprises:
Cash	$2,883,130	$60,461	$27,760
Term deposits and short-term discount notes	15,295,690	24,969,124	24,709,401

	$18,178,820	$25,029,585	$24,737,161

See accompanying notes.

*	Supplemental disclosure of non-cash investing and financing activities, refer to Note 11.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2005, 2004 and 2003

(Canadian Dollars)

	Common Stock		Contributed Surplus	Deficit Restated (Note 18)	Total Shareholders’ Equity Restated (Note 18)
	Shares	Amount Restated (Note 18)
Balance as at December 31, 2002	9,131,766	$16,138,803	$—	$(1,475,208)	$14,663,595
Issued for cash
Exercise of stock options	50,000	150,000	—	—	150,000
Broker warrants	70,000	210,000	—	—	210,000
Issued by private placement for cash	3,450,000	24,150,000	—	—	24,150,000
Share issue costs	—	(1,649,750)	—	—	(1,649,750)
Tax effect on flow-through shares	—	(608,692)	—	—	(608,692)
Issued for mineral properties	200,000	1,554,000	—	—	1,554,000
Loss for the year	—	—	—	(456,202)	(456,202)

Balance as at December 31, 2003	12,901,766	39,944,361	—	(1,931,410)	38,012,951
Issued for cash
Exercise of stock options	840,000	2,550,000	—	—	2,550,000
Issued for mineral properties	200,000	1,260,000	—	—	1,260,000
Value assigned to options granted	—	—	868,190	—	868,190
Loss for the year	—	—	—	(1,202,805)	(1,202,805)

Balance as at December 31, 2004	13,941,766	43,754,361	868,190	(3,134,215)	41,488,336
Issued by private placement for cash	1,330,000	10,010,000	—	—	10,010,000
Issued for finders’ fees	103,951	669,788	—	—	669,788
Share issue costs	—	(755,681)	—	—	(755,681)
Issued for mineral properties	200,000	1,074,000	—	—	1,074,000
Value assigned to options granted	—	—	859,394	—	859,394
Loss for the year	—	—	—	(2,858,946)	(2,858,946)

Balance as at December 31, 2005	15,575,717	$54,752,468	$1,727,584	$(5,993,161)	$50,486,891

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the years ended December 31, 2005 and 2004

(Canadian Dollars)

	2005 Restated (Note 18)	2004 Restated (Note 18)
ACQUISITION COSTS
Kamloops Afton Claims	$18,841,345	$17,233,253
Kamloops Ajax-Python Claims	48,732	48,732
Timmins, Ontario Claims	1	1

Balance, End of Year	$18,890,078	$17,281,986

DEFERRED EXPLORATION COSTS

	Afton Claims Restated (Note 18)	Ajax- Python Claims
Balance, Beginning of Year	$6,710,112	$225,418	$6,935,530	$4,548,894

Aboveground Exploration Costs
Assays and testing	13,430	—	13,430	11,019
Drilling	217,441	—	217,441	131,944
Engineering	—	—	—	37,380
Geological consulting	219,780	—	219,780	51,615
Miscellaneous	16,975	—	16,975	7,278
Staking and filing fees	443	1,684	2,127	4,781
Supplies and equipment rental	67,130	—	67,130	3,829
Travel and accommodation	16,020	—	16,020	10,529
Wages and benefits	121,207	—	121,207	9,348
Grant recoveries (Note 2(d))	—	—	—	(40,311)

	672,426	1,684	674,110	227,412

Underground Exploration Costs
Assays and testing	306,938	—	306,938	1,049
Drilling	1,942,818	—	1,942,818	59,556
Engineering	46,943	—	46,943	184,494
Geological consulting	680,515	—	680,515	233,552
Insurance	6,111	—	6,111	36,161
Miscellaneous	6,485	—	6,485	6,728
Road construction and maintenance	45,115	—	45,115	221,240
Staking and filing fees	10,406	—	10,406	—
Supplies and equipment rental	197,777	—	197,777	49,636
Travel and accommodation	94,941	—	94,941	24,990
Tunneling and decline costs	11,981,887	—	11,981,887	1,319,167
Utilities	191,462	—	191,462	—
Wages and benefits	429,488	—	429,488	22,651

	15,940,886	—	15,940,886	2,159,224

Balance, End of Year	$23,323,424	$227,102	23,550,526	6,935,530

Mineral Properties			$42,440,604	$24,217,516

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

1.	NATURE OF OPERATIONS

New Gold Inc., which changed its name from DRC Resources Corporation on June 1, 2005 (the “Company”), is in the process of exploring and developing mineral prospects in British Columbia, Canada. Its principal project, the Afton copper-gold project, has previously been subject to exploration, an advanced scoping study and has not yet been confirmed to have economically viable copper/gold reserves. The Company’s intention is to proceed to complete a feasibility study in 2006 to confirm whether economical reserves exist.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the project. In addition, the investments may be subject to changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the feasibility study for the Afton copper/gold project, administration while having surplus funds available for exploration. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds when these funds are required. (See Note 16(a))

2.	SIGNIFICANT ACCOUNTING POLICIES (RESTATED - Note 18)

a)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at purchase dates of three months or less.

b)	Mineral Properties

The Company records the acquisition cost of mineral rights and all related exploration expenditures at cost. Expenditures relating to mineral properties that have economically recoverable reserves or significant mineralization, which in the view of management justify further exploration, are deferred until such time as such properties are brought into production, sold, allowed to lapse or abandoned. Mineral property option proceeds, if received, are credited against the deferred costs incurred by the Company on the property or properties being optioned. The balances of costs deferred in respect to the Company’s mineral property interests at any point in time represent actual historical costs incurred and are not meant to be indicative of present or future fair values.

The Company reviews quarterly the capitalized costs on its mineral property interests on property-by-property basis and will recognize an impairment in value based upon current exploration results and management’s assessment of the probability of achieving the recovery of the costs incurred to date, whether by profitable commercial production or by the sale of the property in question. Management’s assessment of a particular mineral

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

property’s estimated current fair value may also be based upon a review of other property transactions that have occurred in the same geographical area as that of the property under review.

The Company has accounted for its mineral property interests as tangible assets in accordance with Section 3061 of the Accounting Recommendations issued by the Canadian Institute of Chartered Accountants (“CICA 3061”). This standard states that “mining properties are items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves.” Under CICA 3061 the amortization of such mining assets will be over their estimated useful life upon the achievement of commercial production.

c)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building, 20% per annum for transportation vehicles and 20% per annum for mining, office and computer equipment. Amortization is recorded when the asset is fully operational.

d)	Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral properties in the Province of B.C.

e)	Loss Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. The effect of potential issuances of shares under options would be anti-dilutive and accordingly basic and diluted loss per share are the same.

f)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant areas of estimate relate to the recoverability of mineral properties and related deferred exploration costs, determinations as to whether costs are expensed or deferred, stock compensation valuation assumptions, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

g)	Income and Resource Taxes

The Company recognizes and measures, as assets and liabilities, income and resource taxes currently payable or recoverable as well as future taxes which would arise from the realization of assets or the settlement of liabilities at their carrying amounts to the extent that these differ from their tax bases. Future tax assets and liabilities (“FITs”) are measured using the enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not likely.

To date the Company has not recorded any future tax assets to offset its FIT liabilities. If it were to do so, the Company would report an FIT recovery in its Statement of Operations and Deficit to the extent of the asset recognized.

h)	Foreign Currency Translation

The Company’s former foreign wholly-owned subsidiary operation, which was wound-up effective January 1, 2005, was considered fully integrated with the Company and was translated into Canadian dollars using the weighted average rates for the year for items included in the statement of operations and deficit, except for amortization which was translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation were included in the current year’s operations.

i)	Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes on asset retirement obligations due to changes in regulations or cost estimates. As at December 31, 2005, the Company has not recorded any asset retirement obligations.

j)	Stock-Based Compensation (Restated Note 18)

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after January 1, 2003. The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of share capital is determined by the quoted market price of the Company’s shares. The Company charges the costs related

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

to stock-based compensation to the Statement of Operations or in case of project related personnel capitalizes the related amounts to mineral properties.

k)	Flow-Through Shares (Restated Note 18)

The Company applies the consensus of Abstract #146 of the Emerging Issues Committee of the CICA in respect to its accounting for all flow-through share renunciations occurring subsequent to March 19, 2004. Under the Canadian Income Tax Act an enterprise may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions associated with the related resource expenditures. The Company records future income tax liabilities on the date that the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability an offsetting reduction to share capital is made.

3.	MINERAL PROPERTIES

a)	Kamloops, B.C. “Afton” Mineral Property

The Afton mineral properties consist of nine new mineral claims staked under the new mineral tenure system in British Columbia and fourteen heritage claims, covering a total area of 4,011.1 hectares.

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company agreed to issue 2 million common shares and complete an aggregate work commitment totaling $6.5 million over nine years to earn the rights to the mineral claims. Under the terms of the Option agreement to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty (See Note13(a)).

The Company made the final common share payment of 200,000 common shares on August 22, 2005 and now has completed its commitment under the Option agreement. The Company has a 100% interest in the mineral claims subject to the 10% net profit royalty maintained by the optionors.

A director of the Company had a one-half interest in the Option agreement as one of the optionors (See Note 9(d)).

b)	Kamloops, B.C., “Ajax” Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of fifteen new mineral claims staked under the new mineral tenure system in British Columbia and fifteen heritage claims.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

c)	Timmins, Ontario, Mineral Property

The Company owns a 100% interest in eleven mineral claims located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

4.	PROPERTY AND EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	2005
Land	$56,900	$—	$56,900
Building	104,700	10,470	94,230
Transportation vehicles	130,071	58,434	71,637
Mining equipment	304,296	43,845	260,451
Office and computer equipment	146,146	50,865	95,281

	$742,113	$163,614	$578,499

			Net Book Value
	Cost	Accumulated Amortization	2004
Land	$56,900	$—	$56,900
Building	104,700	5,235	99,465
Transportation vehicles	130,071	32,420	97,651
Mining equipment	212,926	—	212,926
Office and computer equipment	77,741	36,545	41,196

	$582,338	$74,200	$508,138

5.	CAPITAL LEASE PAYABLE

	2005	2004
GMAC, 0%, repayable in monthly installments of $1,889, matures April 30, 2007	$30,228	$52,899
Less: current portion due within one year	(30,228)	(22,671)

	$—	$30,228

In January 2006, the Company sold a transportation vehicle to a former director of the Company who took over the related capital lease payments totaling $30,228.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

6.	INCOME TAXES (RESTATED - Note 18)

a)	Loss before income taxes are as follows:

	2005 Restated (Note 18)	2004 Restated (Note 18)	2003 Restated (Note 18)
Canada	$(3,415,094)	$(1,222,186)	$(415,736)
U.S.A.	—	19,381	34

Total	$(3,415,094)	$(1,202,805)	$(415,702)

b)	The provision for income taxes consist of the following:

	2005 Restated (Note 18)	2004 Restated (Note 18)	2003 Restated (Note 18)
Future Taxes (Recovery)
Canada	$(561,148)	$—	$—
Ontario Capital Tax	5,000
Large Corporation Tax
Canada	—	—	40,500

Total	$(556,148)	$—	$40,500

Temporary differences that give rise to future income taxes are as follows:

	2005 Restated (Note 18)	2004 Restated (Note 18)
Long-term future tax liability
Mineral Properties	$7,346,588	$7,373,644

c)	A reconciliation of expected and actual income tax expense at statutory rates is as follows:

	2005 Restated (Note 18)	2004 Restated (Note 18)
Loss before income taxes	$(3,415,094)	(1,202,805)

Expected income tax recovery	$(1,126,981)	(439,024)
Net effect of non-deductible amounts	92,093	271,907
Unrecognized benefit of tax pools carried forward	1,034,888	167,117
Recognition of tax recovery relating to rate reduction	556,148	—

Income tax recovery	$556,148	—

The tax expense in 2003 relates to capital taxes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

Temporary differences that could give rise to future income tax assets:

	2005	2004
Long-Term Future Income Tax Assets
Loss carry forwards	$1,969,520	$948,462
Share issue costs	456,888	403,265

Total Long-Term Future Income Tax Assets	2,426,408	1,351,727
Less valuation allowance	(2,426,408)	(1,351,727)

Net long-term future income tax assets	$—	$—

d)	Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	2005	2004
Canadian Exploration Expenses	$9,421,165	$2,866,209

Canadian Development Expenses	$713,607	$651,480

Undepreciated Capital Costs	$462,989	$451,039

Share Issue Costs	$1,300,933	$1,071,942

Non-Capital Losses, expiring at various dates to 2015	$5,607,974	$2,532,071

7.	SHARE CAPITAL (RESTATED - Note 18)

Authorized

Unlimited number of common shares without par value. Effective June 1, 2005, the Company increased the authorized share capital to an unlimited number of common shares without par value from 40,000,000 common shares without par value.

Issued and Outstanding

	Number of Shares	Amount Restated (Note 18)
Balance, December 31, 2003	12,901,766	$39,944,361
Issued for cash
Exercise of stock options	840,000	2,550,000
Issued for mineral properties	200,000	1,260,000

Balance, December 31, 2004	13,941,766	43,754,361
Issued for cash
Private placements, net of share issue costs (a)	1,330,000	9,254,319
Issued for finders’ fee (a)	103,951	669,788
Issued for mineral properties (b)	200,000	1,074,000

Balance, December 31, 2005	15,575,717	$54,752,468

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

a)	On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $2,793,809). The Company issued 29,000 shares, at a market value of $6.20 per share, as a finders’ fee for the placement of common shares.

On October 6, 2005, the Company completed a non-brokered private placement by issuing 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million. The Company issued 36,331 shares, at a market value of $5.78 per share, as a finders’ fee for placement of the common shares.

On December 22, 2005, the Company completed a non-brokered private placement by issuing 500,000 flow-through common shares at a price of $8.00 per share for gross proceeds of $4.0 million. The Company issued 38,620 shares, at a market value of $7.25 per share, as a finder’s fee for placement of the common shares.

b)	The Company issued the final share commitment of 200,000 common shares at the fair market value of $5.37 per share in accordance with the Afton mineral claim agreement.

8.	STOCK OPTIONS (RESTATED - Note 18)

a)	On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan. The Plan also requires disinterested shareholders to renew their approval every subsequent third year.

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 500,000 stock options to senior officers which are not included in the 10% allowable issuable amount.

Options issued subsequent to the approval of the new Plan primarily vest one half after six months and the remainder after one year from the date of issuance.

As at December 31, 2005, the stock options held by directors, consultants and employees are as follows:

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

Option Strike Price	Options Outstanding	Weighted Average Remaining Life (Years)
$4.60	600,000	3.8
$4.61 to $5.99	12,000	4.7
$6.00 to $6.99	800,000	4.4
$7.00 to $7.04	315,000	4.6

	1,727,000	4.5

As at December 31, 2005, 1,080,000 stock options had vested.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2003	840,000	$3.03	0.9
Granted	700,000	$4.87	4.3
Exercised	(840,000)	$3.03	3.9

Balance, December 31, 2004	700,000	$4.87	4.3
Granted	1,042,000	$6.82	4.5
Terminated	(15,000)	$(6.40)

Balance, December 31, 2005	1,727,000	$6.04	4.5

The fair value of 535,000 options granted during the year ended December 31, 2005 (2004 – 750,000) has been estimated at the date of grant using a Black-Scholes option pricing model. The current year’s valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.00 – 3.29% (2004, 3.21 – 3.44%); volatility factor of the expected market price of the Company’s common stock of 44% (2004 – 43%); and a weighted average expected life of the options of 2.5 years (2004 – 2.5 years). The resulting weighted average cost per option granted was $2.00 (2004 – $1.34). The estimated fair value of the options is expensed over the vesting period.

The fair value compensation recorded for the year ended December 31, 2005 in respect of awards granted in 2005 that was expensed to the Statement of Operations was $811,481 (2004 – $868,190) and capitalized to mineral properties was $47,913 (2004 – $nil).

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

b)	Compensation Options

As at December 31, 2005, the following compensation options were issued and out-standing:

Expiry Date	Number of Compensation Options	Weighted Average Exercise Price
October 13, 2006	50,000	$4.60

The exercise of the outstanding options in the loss calculation would anti-dilutive.

9.	RELATED PARTY TRANSACTIONS (RESTATED - Note 18)

	2005 Restated (Note 18)	2004 Restated (Note 18)
a) For consulting, administration and exploration costs charged by a Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	$—	$46,460
b) For wages and consulting services charged by a related person of a Director.	$96,000	$72,600
c) For wages and consulting services charged by the President/Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	$—	$153,000
d) For geological consulting services on mineral properties charged by an Officer of the Company. Effective January, 1 2005, these services ceased to be provided by a related party.	$—	$101,060
e) For 100,000 shares issued in payment pursuant to the Afton mineral claim option agreement to a Director of the Company.	$537,000	$630,000
f) For secretarial and administrative services charged by a Director of the Company. Effective January 1, 2005, these services ceased to be a related party.	$—	$72,600

10.	CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

Stock-Based Compensation
Balance – December 31, 2004	$868,190
Stock-based compensation	859,394

Balance – December 31, 2005	$1,727,584

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

11.	SUPPLEMENTARY CASH FLOW INFORMATION (RESTATED - Note 18)

The Company conducted non-cash investing and financing activities as follows:

	2005 Restated (Note 18)	2004 Restated (Note 18)
Investing Activities
Vehicle acquired via capital lease	$—	$68,013
Mineral property expenditures included in accounts payable	(1,656,138)	—
Financing Activities
Shares issued for mineral properties	1,074,000	1,260,000
Shares issued for finders’ fee	669,788	—

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and capital lease payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the relatively short period to maturity of these instruments.

13.	COMMITMENTS AND CONTINGENT LIABILITIES

a)	Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)

The Company entered into two service agreements (“Agreements”) dated April 23, 2003, and subsequently amended on January 1, 2005, to provide employment for the Chairman (formerly the President) and the Corporate Secretary (“the Parties”). The Agreements, amongst other things, provide for the terms and conditions for termination where no moral turpitude or dishonesty has occurred on the part of the Parties as well as for retirement provisions should the Parties decide to cease their involvement in the Company. Upon termination by the Company or retirement by either of the Parties, the Company is obligated to pay a lump sum payment equal to one month’s base compensation (based on the prior year’s average monthly rate) for each year of service. As at December 31, 2005 the liability under these employment conditions amount to $445,650 for the Chairman and $225,215 for the Corporate Secretary. These amounts

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

have been accrued and charged during the year to wages and benefits in the Statement of Loss. In January 2006 both of the Parties elected to retire and these amounts were paid.

c)	The Company is committed to an operating lease for office premise rentals in the aggregate of $115,103. The future minimum lease payments as at December 31, 2005 are as follows:

2006	$42,131
2007	45,118
2008	27,854

$115,103

14.	ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, including those for future removal and site restoration costs, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral properties.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.

15.	COMPARATIVE FIGURES

The comparative balance sheet as at December 31, 2004, and the statements of loss and deficit, and cash flows for the years ended December 31, 2004 and 2003, includes the accounts of the Company and its U.S. wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances were eliminated on consolidation in 2004. Effective January 1, 2005, the operations of the wholly-owned subsidiary were wound up.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

16.	SUBSEQUENT EVENTS

a)	Short-form unit offering

On February 28, 2006 the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75,006,000. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share for a period of two years from the date of closing and have been listed for trading on the Toronto Stock Exchange. A commission of 5.25% was paid to the underwriters.

b)	Subsequent to December 31, 2005, the Company will sign definitive contracts totaling $3.7 million for the preparation of a feasibility study (“Study”) for the New Afton copper/gold project. The Study is expected to be completed in the fourth quarter of 2006.

c)	Subsequent to December 31, 2005 the tax benefits associated with the $10,010,000 in flow through share issuances during 2005 were renounced to the purchasers of the shares. Under the terms of the agreement the Company is committed to expend these funds.

17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (RESTATED - Note 18)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact financial statement line items, are described below.

Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights, including any related future income tax liabilities capitalized, and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s Afton project remains at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on it until the property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

be expensed as incurred. Mineral property costs expensed under US GAAP are net of the following future income tax amounts of $534,093 (2004 - $663,933, 2003 - $826,594) which are capitalized under Canadian GAAP.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

Upon renouncing the income tax deductions in 2006, the Company will record a future income tax liability with a corresponding reduction in share capital under Canadian GAAP. For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore all future income taxes related to renouncements for Cdn GAAP are reversed through the statements of operations for US GAAP purposes.

During the year ended December 31, 2005, the Company issued an aggregate of 1,330,000 flow-through shares at an average premium of approximately $0.73 per share relative to the closing market prices of the Company’s shares on the dates that the directors set the flow-through share issue prices.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

Stock-based Compensation

In 2004, the Company adopted FAS 123R which is consistent with the treatment under Cdn GAAP. Therefore there are no differences on accounting for stock-based compensation under Cdn and US GAAP.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

The impact of these differences in respect to these financial statements is quantified below in financial statement line items as lettered a) to m):

BALANCE SHEETS

		2005 Restated	2004 Restated
	Assets
	Deferred property costs under Canadian GAAP	$42,440,604	$24,217,516
	Deferred property costs expenditures expensed under US GAAP	(42,440,604)	(24,217,516)

(a)	Deferred property costs under US GAAP	—	—

(b)	Total assets under US GAAP	19,190,578	25,861,713

	Future tax liability under Canadian GAAP	7,346,588	7,373,644
	Reversal of temporary differences for property costs expensed under US GAAP	(7,346,588)	(7,373,644)

(c)	Future tax liability under US GAAP	—	—

	Liability relating to the Premium on flow-through shares	975,100	—
	Liabilities under Cdn GAAP	3,797,703	1,217,249

(d)	Total liabilities under US GAAP	4,772,803	1,217,249

	Share capital under Canadian GAAP	54,752,468	43,754,361
	Flow-through premium included in income under US GAAP	(975,100)	—
	Reversal of charge to share capital for flow-thorugh shares under U.S. GAAP	1,592,065	1,592,065

(e)	Share capital under US GAAP	55,369,433	45,346,426

	Deficit under Canadian GAAP	(5,993,161)	(3,134,215)
	Adjustment for property costs expensed under US GAAP	(42,440,604)	(24,217,516)
	Adjustment for FIT liability for mineral properties expensed under US GAAP	5,754,523	5,781,579

(f)	Deficit under US GAAP	(42,679,242)	(21,570,152)

(g)	Total Shareholders’ Equity Under US GAAP	14,417,775	24,644,464

(h)	Total liabilities and stockholders’ equity under US GAAP	$19,190,578	$25,861,713

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

STATEMENTS OF OPERATIONS AND DEFICIT

		2005 Restated	2004 Restated	2003 Restated
	Loss for the year under Canadian GAAP	$(2,858,946)	$(1,202,805)	$(456,202)
	Property costs written off under Canadian GAAP	—	—	1
	Property costs expenditures expensed under US GAAP	(17,688,996)	(3,646,636)	(3,296,661)
	FIT recovery related to property cost temporary differences reversed under US GAAP	(561,148)	—	—

(i)	Loss for the year under US GAAP	$(21,109,090)	$(4,849,441)	$(3,752,862)

(j)	Basic and diluted loss per share under US GAAP	$(1.46)	(0.36)	(0.39)

STATEMENTS OF CASH FLOWS

		2005 Restated	2004 Restated	2003 Restated
	Operating Activities
	Cash from (used in) operating activities under Canadian GAAP	$(1,675,399)	$442,360	$(252,570)
	Loss for the year under Canadian GAAP	2,858,946	1,202,805	456,202
	Loss for the year under US GAAP	(21,109,090)	(4,849,441)	(3,752,862)
	Deferred property costs written off under Canadian GAAP	—	—	1
	Non-cash FIT under US GAAP	561,148	—	—
	Non-cash issue of shares for mineral property costs	1,074,000	1,260,000	1,554,000
	Non-cash working capital changes in mineral properties expensed	1,656,138	—	—
	Non-cash stock-based compensation in mineral properties expensed	47,913	—	—

(k)	Net cash used for operating activities under US GAAP	$(16,586,344)	$(1,944,276)	$(1,995,229)

	Investing Activities
	Cash used in investing activities under Canadian GAAP	$(15,076,802)	(2,684,822)	(1,742,663)
	Cash property costs included in operations under US GAAP	14,910,945	2,386,636	1,742,663

(l)	Net cash used in investing activities under US GAAP	$(165,857)	(298,186)	—

	Financing Activities
	Cash provided in financing activities under Canadian GAAP	$9,901,436	2,534,886	22,860,250

(m)	Net cash provided by financing activities under US GAAP	$9,901,436	2,534,886	22,860,250

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

18.	Restatement of the Financial Statements

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statement of Cash Flow. Management thereafter determined that the following amendments should be reflected in these restated financial statements:

a)	The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previously the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures. The Company has taken the same approach to account for flow through shares in prior periods. (See Note 2)

As a result, future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts will now be recognized in 2006 and. Additionally the Company has reversed prior future income tax expenses relating to renouncements for 2003 and prior years.

b)	The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. All share issuances prior to 2003 have been recorded in the opening balance of the Statement of Changes in Shareholders’ Equity in the amount of $8.1 million as a cumulative adjustment while the measurement of the 2003 to 2005 payments have been restated to their fair value amounts.

Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

income tax liabilities have increased by $6.5 million at December 31, 2005 and $6.0 million at December 31, 2004 which includes charges resulting from periods prior to 2004.

The Company’s policy is to recognize income tax rate changes in the Statement of Operations in the period they are substantively enacted.

c)	The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment (See Note 2) a reduction in the amount of $47,913 has been made related to employees who work directly on the Company’s mineral properties.

d)	The Statement of Cash Flow for 2005 reflected accrued property expenditures within the reported change in accounts payable related to operating activities. A net amount of $1,656,138 has been reclassified from the reported change in non-cash working capital items applicable to decrease cash payments for mineral properties under the investing activities.

The effect of the restatement on these restated financial statements is summarized as:

Balance sheet 2005	Reference	As previously reported	Adjustment	As restated
Mineral properties	a/b	$22,561,015	19,879,589	42,440,604
Future income taxes	a/b	4,384,680	2,961,908	7,346,588
Share capital	a/b	$39,461,796	15,290,672	54,752,468
Deficit	a/c	(7,620,170)	1,627,009	(5,993,161)

Balance sheet 2004	Reference	As previously reported	Adjustment	As restated
Mineral properties	a/b	$5,933,932	18,283,584	24,217,516
Future income taxes	a/b	922,675	6,450,969	7,373,644
Share capital	a/b	$33,008,361	10,746,000	43,754,361
Deficit	a/b	(4,220,830)	1,086,615	(3,134,215)

Statement of Operations and Deficit	Reference	As previously reported	Adjustment	As restated
Loss for the year 2005	a/b/c	(3,399,340)	540,394	(2,858,946)
Loss for the year 2004	a/b	(1,249,545)	46,740	(1,202,805)
Loss for the year 2003	a/b	(1,218,371)	762,169	(456,202)
Deficit beginning of 2003	a/b	(1,752,914)	277,706	(1,475,208)
Deficit ending of 2003	a/b	(2,971,285)	1,039,875	(1,931,410)

Statement of Cash Flows 2005	Reference	As previously reported	Adjustment	As restated
Net change in non-cash working capital items	d	2,493,856	(1,656,138)	837,718

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

(Canadian dollars)

Payments for mineral properties and exploration costs	d	(16,567,083)	1,656,138	(14,910,945)

Statement of Changes in Shareholders’ Equity	Reference	As previously reported	Adjustment	As restated
Common stock – closing balance December 31, 2002	b	8,086,803	8,052,000	16,138,803